UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Credit Acceptance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

225310 10 1
(CUSIP Number)

Bradley J. Wyatt Dickinson Wright, PLLC 1850 N Central Ave., Suite 1400 Phoenix, AZ 85004 602-285-5036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2009 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 874,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Donald A. Foss 2010 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 122,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,107
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 53,846
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,846
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Karol A. Foss Irrevocable Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 167,428
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 167,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 37,276
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,276
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 37,276
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,276
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 9 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson 2021 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 10 of 13

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jill Foss Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 417,933
	8	SHARED VOTING POWER 1,445,117
	9	SOLE DISPOSITIVE POWER 417,933
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,863,050**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

** Mrs. Watson is the co-trustee of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust. Mrs. Watson is the trustee of the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, and the Jill Foss Watson 2021 Grantor Retained Annuity Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust, the 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson. Mrs. Watson disclaims beneficial ownership of these shares owned by such trusts.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 11 of 13

Explanatory Note: This Schedule 13D Amendment No. 11 is being filed to reflect the disposition by the reporting persons of shares of the Issuer’s common stock.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Credit Acceptance Corporation (“Issuer” or “CACC”). The principal executive offices of CACC are located at 25505 West Twelve Mile Road, Southfield, Michigan 48034-8339.

Item 2. Identity and Background.

This statement is filed jointly by the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Living Trust, the Jill Foss Watson Irrevocable Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, the Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson, Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson, Jill Foss Watson 2021 Grantor Retained Annuity Trust, each established under the laws of Michigan (collectively, the “Trusts”), and Jill Foss Watson, a citizen of the United States (collectively, with the Trusts, the “Reporting Persons”). Mrs. Watson is the trustee of the Trusts.

Mrs. Watson is principally responsible as trustee of the Trusts. Her address is 26055 Northpointe Farmington Hills, MI 48331.

The principal office of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust is 101 West 14 Mile Road, 2nd Floor, Madison Heights, MI 48071.

The principal office of the Jill Foss Watson Irrevocable Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, the Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson, Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson, and the Jill Foss Watson 2021 Grantor Retained Annuity Trust is 26055 Northpointe Farmington Hills, MI 48331.

During the last five (5) years, none of the Trusts nor Mrs. Watson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This Schedule 13D/A is being filed to report shares beneficially owned by the Reporting Persons. The Reporting Persons intend to evaluate on an ongoing basis the investments in the Issuer and their options with respect to such investments.  The Reporting Persons may from time to time, acquire additional common stock from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may also dispose of some or all of the Issuer’s common stock that the Reporting Persons beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  The Reporting Persons reserve the right not to acquire common stock at any given time and not to dispose of all or part of common stock the Reporting Persons may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Persons does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer’s present capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 12 of 13

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount beneficially owned:	Percent of Class*	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Donald A. Foss 2009 Remainder Trust	874,059	7.1%	0	874,059	0	0
The Donald A. Foss 2010 Remainder Trust	571,058	4.6%	0	571,058	0	0
Jill Foss Watson Living Trust	122,107	1.0%	122,107	0	122,107	0
Jill Foss Watson Irrevocable Trust**	53,846	0.4%	53,846	0	53,846	0
Karol A. Foss Irrevocable Grandchildren’s Trust**	167,428	1.4%	167,428	0	167,428	0
Jill Foss Watson 2014 Children’s Trust FBO Gwyneth Ellen Watson	37,276	0.3%	37,276	0	37,276	0
Jill Foss Watson 2014 Children’s Trust FBO Duncan Todd Watson	37,276	0.3%	37,276	0	37,276	0
Jill Foss Watson 2021 Grantor Retained Annuity Trust	0	0.0%	0	0	0	0
Jill Foss Watson**	1,863,050	15.1%	417,933	1,445,117	417,933	0

* The percentage is calculated based upon total outstanding shares of 12,302,955 as of February 1, 2024, as reported in the Issuer’s annual report on Form 10-K filed with the SEC on February 12, 2024.

** Mrs. Watson is the co-trustee of the Donald A. Foss 2009 Remainder Trust and the Donald A. Foss 2010 Remainder Trust. Mrs. Watson is the trustee of the Jill Foss Watson Living Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, and the Jill Foss Watson 2021 Grantor Retained Annuity Trust. Mr. Todd Watson, spouse of Jill Foss Watson, is the trustee of the Jill Foss Watson Irrevocable Trust, the Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson.

(c) None.

(d) The respective beneficiaries of the Donald A. Foss 2009 Remainder Trust, the Donald A. Foss 2010 Remainder Trust, the Jill Foss Watson Irrevocable Trust, the Karol A. Foss Irrevocable Grandchildren’s Trust, the Jill Foss Watson 2021 Grantor Retained Annuity Trust, the 2014 Children's Trust FBO Gwyneth Ellen Watson, and the Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson ultimately receive the pecuniary benefit of dividends from, or the proceeds from the sale of, the shares held in each respective trust.

(e) Not applicable.

CUSIP No. 225310 10 1	SCHEDULE 13D	Page 13 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Allan Apple is co-trustee of The Donald A. Foss 2009 Remainder Trust, The Donald A. Foss 2010 Remainder Trust and has investment discretion with regard to the assets of the trusts, including the shares of the Issuer.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement (included as Exhibit A below)

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	The Donald A. Foss 2009 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

The Donald A. Foss 2010 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Living Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Irrevocable Trust
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Karol A. Foss Irrevocable Grandchildren’s Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson
/s/ Todd Watson
Name: Todd Watson Title: Trustee
Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson
/s/ Todd Watson
Name: Todd Watson Title: Trustee
Jill Foss Watson 2021 Grantor Retained Annuity Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson Title: Trustee

Jill Foss Watson
/s/ Jill Foss Watson
Jill Foss Watson, Individually

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto, if any) with respect to the shares of common stock of Credit Acceptance Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date listed below.

Date: February 14, 2024	The Donald A. Foss 2009 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

The Donald A. Foss 2010 Remainder Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Living Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson Irrevocable Trust
/s/ Todd Watson
Name: Todd Watson
Title: Trustee

Karol A. Foss Irrevocable Grandchildren’s Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson
Title: Trustee

Jill Foss Watson 2014 Children's Trust FBO Gwyneth Ellen Watson
/s/ Todd Watson
Name: Todd Watson Title: Trustee
Jill Foss Watson 2014 Children's Trust FBO Duncan Todd Watson
/s/ Todd Watson
Name: Todd Watson Title: Trustee
Jill Foss Watson 2021 Grantor Retained Annuity Trust
/s/ Jill Foss Watson
Name: Jill Foss Watson Title: Trustee
Jill Foss Watson
/s/ Jill Foss Watson
Jill Foss Watson, Individually